Exhibit 99.1

GERDAU S.A.

Condensed consolidated

interim financial information

at September 30, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Gerdau S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Gerdau S.A. and its subsidiaries (the “Company”) as of September 30, 2006 and 2005, and the related condensed consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders’ equity for each of the three-month and nine-month periods ended September 30, 2006 and 2005.  This interim financial information is the responsibility of the Company’s management.

The review of the interim financial information of: (a) Gallatin Steel Company, a 50% owned joint venture, whose equity investment amounted to 1.1% and 1.1% of total consolidated assets as of September 30, 2006 and September 30, 2005, respectively, and whose equity in income amounted to 9.5% and 5.8%, and 4.6 % and 2.6% of income before taxes on income and minority interests for the three-month and nine-month periods ended September 30, 2006 and for the three-month and nine-month periods ended September 30, 2005, respectively; and (b) Aços Villares S.A. a subsidiary, whose total assets as of September 30, 2006, and net sales for the three-month and nine-month periods ended September 30, 2006, constituted 6.0%, 6.7 % and 6.5%, respectively, of the related consolidated totals; have been carried out by other auditors.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review and the review performed by the other auditors, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2005, and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the year then ended (not presented herein) of Gerdau S.A. and its subsidiaries, and in our report dated May 2, 2006 we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ Pricewaterhouse Coopers
PricewaterhouseCoopers
Auditores Independentes
Porto Alegre, Brazil

February 28, 2007

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

(in thousands of U.S. Dollars, except number of shares)

ASSETS

		September 30, (Unaudited)		December
	Note	2006	2005	31, 2005

Current assets
Cash and cash equivalents		459,056	395,972	532,375
Restricted cash		9,159	14,066	9,617
Short-term investments
Trading		1,881,185	1,670,040	1,761,421
Available for sale		268,538	—	—
Held to maturity		138,485	—	—
Trade accounts receivable, net		1,230,410	920,074	779,526
Inventories	3	2,205,641	1,686,197	1,662,461
Unrealized gains on derivatives	9	772	23	41
Deferred income taxes		69,122	24,072	34,183
Tax credits		205,116	108,906	78,443
Prepaid expenses		48,077	40,211	39,512
Other		63,333	86,749	78,257
Total current assets		6,578,894	4,946,310	4,975,836

Non-current assets
Property, plant and equipment, net	4	5,536,550	3,525,162	3,517,962
Deferred income taxes		213,115	152,467	181,712
Judicial deposits	6	76,112	61,160	62,186
Unrealized gains on derivatives	9	4,599	1,294	2,333
Tax credits		110,480	68,505	102,842
Equity investments		196,639	178,488	179,359
Investments at cost		11,339	13,631	9,261
Goodwill		215,421	155,623	147,854
Prepaid pension cost		96,301	68,788	72,498
Advance payment for acquisition of investments		14,895	19,295	14,895
Other		144,234	66,045	35,004
Total assets		13,198,579	9,256,768	9,301,742

The accompanying notes are an integral part of this condensed consolidated interim financial information.

LIABILITIES

		September 30, (Unaudited)		December
	Note	2006	2005	31, 2005
Current liabilities
Short-term debt	5	586,947	153,442	311,384
Current portion of long-term debt	5	464,109	389,430	255,178
Trade accounts payable		1,036,994	641,252	676,366
Income taxes payable		79,899	48,844	50,500
Unrealized losses on derivatives	9	293	10,344	6,786
Deferred income taxes		90,867	44,801	4,680
Payroll and related liabilities		162,261	106,575	109,508
Dividends and interest on equity payable		1,365	3,447	80,144
Taxes payable, other than income taxes		141,831	87,941	57,736
Debentures	5	1,443	2,916	1,162
Other		226,124	120,598	127,793
Total current liabilities		2,792,133	1,609,590	1,681,237

Non-current liabilities
Long-term debt, less current portion	5	2,630,825	2,199,638	2,233,031
Debentures	5	442,665	447,803	414,209
Deferred income taxes		354,417	97,722	141,682
Accrued pension and other post-retirement benefits obligation		219,918	126,657	154,727
Provision for contingencies	6	188,110	111,868	127,849
Unrealized losses on derivatives	9	6,165	1,772	1,170
Other		183,357	73,899	83,035
Total non-current liabilities		4,025,457	3,059,359	3,155,703

Total liabilities		6,817,590	4,668,949	4,836,940

Commitments and contingencies	6

Minority interest		1,714,969	934,036	921,204

SHAREHOLDERS’ EQUITY	7

Preferred shares - no par value - 800,000,000 authorized shares and 435,986,042 shares issued at September 30, 2006 and 2005 and at December 31, 2005, after giving retroactive effect to the stock bonus approved on March 31, 2006		2,253,377	1,456,479	1,456,479
Common shares - no par value - 400,000,000 authorized shares and 231,607,008 shares issued at September 30, 2006 and 2005 and at December 31, 2005 after giving retroactive effect to the stock bonus approved on March 31, 2006		1,179,236	755,903	755,903
Additional paid-in capital		130,938	134,141	134,147
Treasury stock - 5,120,775 preferred shares at September 30, 2006 and 4,568,543 preferred shares at September 30, 2005, respectively, and 4,568,543 at December 31, 2005, after giving , at September 30, 2005 and December 31, 2005, retroactive effect to the stock bonus approved on March 31, 2006		(46,167)	(21,951)	(21,951)
Legal reserve		6,928	138,698	198,685
Retained earnings		1,308,890	1,466,639	1,431,062
Cumulative other comprehensive loss
- Foreign currency translation adjustment		(132,078)	(260,785)	(375,623)
- Additional minimum pension liability		(35,104)	(15,341)	(35,104)
Total shareholders’ equity		4,666,020	3,653,783	3,543,598

Total liabilities and shareholders’ equity		13,198,579	9,256,768	9,301,742

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

(in thousands of U.S. Dollars, except number of shares and per share amounts)

		Three-month period ended		Nine-month period ended
		September 30, (unaudited)		September 30, (unaudited)
	Note	2006	2005	2006	2005

Sales		3,407,444	2,493,558	9,858,737	7,417,461
Less: Federal and state taxes		(306,665)	(268,970)	(892,923)	(733,478)
Less: Discounts		(43,754)	(31,273)	(115,602)	(82,099)

Net sales		3,057,025	2,193,315	8,850,212	6,601,884
Cost of sales		(2,280,119)	(1,610,138)	(6,508,181)	(4,841,657)

Gross profit		776,906	583,177	2,342,031	1,760,227
Sales and marketing expenses		(60,718)	(48,705)	(188,275)	(141,547)
General and administrative expenses		(209,298)	(133,968)	(623,779)	(325,342)
Other operating income (expenses), net	13	25,589	(10,012)	88,345	13,453

Operating income		532,480	390,492	1,618,323	1,306,791
Financial expenses		(111,343)	(51,927)	(296,875)	(157,846)
Financial income		28,382	66,181	253,335	111,118
Foreign exchange gains and losses, net		(14,317)	76,237	101,433	171,502
Gains and losses on derivatives, net		(11,210)	(2,597)	(639)	(23,597)
Equity in earnings of unconsolidated companies, net		44,029	15,582	110,505	73,778

Income before taxes on income and minority interest		468,022	493,968	1,786,083	1,481,746

Provision for taxes on income	11
Current		(131,103)	(74,345)	(378,548)	(277,653)
Deferred		24,228	(45,478)	(19,203)	(133,700)
		(106,876)	(119,823)	(397,752)	(411,353)

Income before minority interest		361,146	374,145	1,388,331	1,070,393

Minority interest		(93,071)	(50,872)	(272,618)	(145,495)

Net income		268,075	323,273	1,115,713	924,898

Per share data (in US$)	8
Basic earnings per share
Preferred		0.40	0.49	1.68	1.39
Common		0.40	0.49	1.68	1.39

Diluted earnings per share
Preferred		0.40	0.48	1.66	1.39
Common		0.40	0.48	1.66	1.39

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2006 – Basic and diluted		231,607,008	231,607,008	231,607,008	231,607,008

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on on March 31, 2006 (Note 7.1) – Basic		431,232,372	431,593,518	432,447,519	432,284,738

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2006 (Note 7.1) – Diluted		437,916,890	437,656,772	438,903,821	434,474,000

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

	Three-month period ended		Nine-month period ended
	September 30, (unaudited)		September 30, (unaudited)
	2006	2005	2006	2005

Net income as reported in the consolidated statement of income	268,075	323,273	1,115,713	924,898
Foreign currency translation adjustments	25,867	191,441	243,545	361,640

Comprehensive income for the period	293,942	514,714	1,359,258	1,286,538

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

 (in thousands of U.S. Dollars, except and per share data)

								Cumulative
				Additional				other
		Preferred	Common	paid-in	Treasury	Legal	Retained	comprehensive
	Note	shares	shares	capital	stock	reserve	earnings	loss	Total
Balances as of January 1, 2005		1,016,846	522,358	3,743	(15,256)	122,813	1,509,847	(637,766)	2,522,585
Net income		—	—	—	—	—	924,898	—	924,898
Capitalization of reserves		439,633	233,545	—	—	—	(673,178)	—	—
Appropriation of reserves		—	—	444	—	15,885	(16,329)	—	—
Purchase of treasury preferred shares	7.1	—	—	—	(7,093)	—	—	—	(7,093)
Gain on change of interest				129,950					129,950
Foreign currency translation adjustment		—	—	—	—	—	—	361,640	361,640
Dividends - $0.42 per Common share and per Preferred share (*)	7.2	—	—	—	—	—	(278,599)	—	(278,599)
Stock option exercised during the period				(163)	398				235
Stock option plan expense recognized during the period		—	—	167	—	—	—	—	167

Balances as of September 30, 2005		1,456,479	755,903	134,141	(21,951)	138,698	1,466,639	(276,126)	3,653,783

Balances as of January 1, 2006		1,456,479	755,903	134,147	(21,951)	198,685	1,431,062	(410,727)	3,543,598
Net income		—	—	—	—	—	1,115,713	—	1,115,713
Capitalization of reserves		796,898	423,333	—	—	(210,912)	(1,009,319)	—	—
Appropriation of reserves		—	—	—	—	19,155	(19,155)	—	—
Purchase of treasury preferred shares	7.1	—	—	—	(32,909)	—	—	—	(32,909)
Foreign currency translation adjustment		—	—	—	—	—	—	243,545	243,545
Dividends and interest on equity - $0.32 per Common share and per
Preferred share (*)	7.2	—	—	—	—	—	(209,411)	—	(209,411)
Stock option exercised during the period		—	—	(4,348)	8,693	—	—	—	4,345
Stock option plan expense recognized during the period		—	—	1,139	—	—	—	—	1,139

Balances as of September 30, 2006		2,253,377	1,179,236	130,938	(46,167)	6,928	1,308,890	(167,182)	4,666,020

(*) After giving retroactive effect to the stock bonus approved on March 31, 2006 as described in Note 7.1. Preferred treasury stock for the nine-month periods ended September  30, 2006 and 2005 are not considering outstanding

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (Unaudited)

 (in thousands of U.S. Dollars, except and per share data)

	Three-month period ended		Nine-month period ended
	September 30, (unaudited)		September 30, (unaudited)
	2006	2005	2006	2005

Cash flows from operating activities
Net income	268,075	323,273	1,115,713	924,898
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	148,145	61,413	391,061	207,301
Equity in earnings on unconsolidated companies	(44,029)	(15,582)	(110,505)	(73,778)
Foreign exchange loss (gain)	14,317	(76,237)	(101,433)	(171,502)
Losses on derivative instruments	11,210	2,597	639	23,597
Minority interest	93,071	50,872	272,618	145,495
Deferred income taxes	(24,391)	45,478	19,040	133,700
Loss (gain) on disposal of property, plant and equipment	(2,699)	2,132	(12,927)	2,470
Provision for doubtful accounts	1,716	248	7,546	563
Provision (reversal of provision) for contingencies	(16,328)	2,630	(20,961)	7,188
Distributions from joint ventures	37,293	30,425	98,446	90,828
Melt shop closure expenses	9,400	—	9,400	—
Other	4,007	—	4,007	—

Changes in assets and liabilities:
Decrease (increase) in accounts receivable	120,996	(33,591)	(140,095)	(31,970)
Increase in inventories	(120,613)	(23,875)	(90,188)	(17,742)
Increase (decrease) in accounts payable and accrued liabilities	(159,428)	(52,024)	55,201	(43,141)
Decrease (increase) in other assets	419,691	(151,854)	289,815	(84,900)
Increase (decrease) in other liabilities	(532,227)	134,278	(461,938)	(28,443)
Purchases of short-term investments	(1,667,728)	(937,060)	(2,061,905)	(1,316,635)
Proceeds from maturities and sales of short-term investments	1,444,083	146,742	2,042,977	391,538
Net cash provided by operating activities	4,559	(490,135)	1,306,509	159,467

Cash flows from investing activities
Additions to property, plant and equipment	(293,093)	(178,321)	(789,479)	(496,808)
Payment for acquisition of companies in North America	4,399	—	(110,438)	(49,654)
Payment of installments for acquisition of Gerdau Sipar Inversiones	(4,066)	—	(7,982)	—
Payment for acqusition of Diaco	—	(23,450)	—	(23,450)
Payment for acqusition of Corporación Sidenor	(3,929)	—	(204,011)	—
Payment for acqusition of Siderperú	(7,864)		(68,562)
Purchases of short-term investments	(415,023)	(25,815)	(1,305,568)	(78,815)
Sales of short-term investments	387,000	2,700	1,037,030	2,700
Cash balance of acquired companies	154,307	8,609	220,749	8,609
Net cash used in investing activities	(178,269)	(216,277)	(1,228,261)	(637,418)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

	Three-month period ended		Nine-month period ended
	September 30, (unaudited)		September 30, (unaudited)
	2006	2005	2006	2005

Cash flows from financing activities
Cash dividends and interest on equity paid	(65,048)	(100,674)	(357,844)	(321,030)
Purchase of treasury shares	(13,455)	(2,504)	(32,909)	(7,093)
Proceeds from exercise of employee stock options	2,489	—	6,834	—
Increase in restricted cash	(5)	(3,454)	(9,159)	(6,748)
Debt issuance	462,390	819,069	1,191,024	1,510,911
Repayment of debt	(500,576)	(43,743)	(961,707)	(720,305)
Proceeds from issuance of common stock by Gerdau Participações	—	—	—	221,613
Net related party debt loans and repayments	19,384	(3,862)	2,869	(4,059)
Net cash provided by (used in) financing activities	(94,820)	664,832	(160,891)	673,289

Effect of exchange rate changes on cash	(4,730)	19,560	9,324	(48,320)

Increase (decrease) in cash and cash equivalents	(273,260)	(22,020)	(73,319)	147,018
Cash and cash equivalents at beginning of period	732,316	417,992	532,375	248,954
Cash and cash equivalents at end of period	459,056	395,972	459,056	395,972

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

1             Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil.  The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, Colombia, Argentina and as from this year also in Spain and Peru (collectively the “Company”) comprise the production of crude steel and related long rolled products, drawn products and long specialty products.  The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates.  Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada, Chile, Spain, Peru and, to a lesser extent, in Colombia, Argentina and Uruguay.

2             Basis of presentation

2.1          Accounting practices

The accompanying condensed consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated financial information as of and for the three-month and nine-month periods ended September 30, 2006 and 2005 is unaudited.  However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented.  The results for the three-month period and nine-month period ended September 30, 2006 are not necessarily indicative of the results to be expected for the entire year.

This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2005 and should be read in conjunction therewith.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

2.2          Recently issued accounting standards

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards (“SFAS”) No. 155 “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets”.

SFAS 155:

a.               Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b.              Clarifies that interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

c.               Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain en embedded derivative requiring bifurcation;

d.              Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

e.               Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The impact of these statement on the Company is dependent on events that could occur in the future periods, and as such, an estimate of the impact cannot be determined until these future events occurs.

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends SFAS 140 to require that all separately  recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The impact of these statement on the Company is dependent on events that could occur in the future periods, and as such, an estimate of the impact cannot be determined until these future events occurs.

In April 2006, the FASB issued FASB Staff Position No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 requires that the determination of the variability to be considered in applying FIN 46R be based on an analysis of the design of the entity. In evaluating whether an interest with a variable interest entity creates or absorbs variability, FSP FIN 46(R)-6 focuses on the role of a contract or arrangement in the design of an entity, regardless of its legal form or accounting classification. Guidance in FSP FIN 46(R)-6 must be applied prospectively beginning September 1, 2006 to all entities to which the Company first becomes involved with and to all entities previously required to be analyzed under FIN 46R when a reconsideration event occurs under paragraph 7 of FIN 46R. The impact of these statement on the Company is dependent on events that could occur in the future periods, and as such, an estimate of the impact cannot be determined until these future events occurs.

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company will adopt the guidance in FIN 48 as from January 1, 2007. Management is currently evaluating the effect of SFAS 157 on the Company’s financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company’s financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. Management is currently evaluating the effect of SFAS 157 on the Company’s financial condition and results of operations. The Company is in the process of evaluating the financial impact of adopting SFAS No. 157.

In September 2006, the FASB issued Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. Among other items, SFAS No 158 requires recognition of the overfunded or underfunded status of an entity’s defined benefit postretirement plan as an asset or liability in the financial statements, requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employer’s fiscal year, and requires recognition of the funded status of defined benefit postretirement plans in other comprehensive income. The recognition of the funded status of the benefits is effective for fiscal years ending after December 15, 2006 on a prospective basis. The requirement to measure defined benefit plans assets and liabilities is effective for the Company for the year ending December 31, 2008. Management is currently evaluating the effect of SFAS 158 on the Company’s financial condition.

2.3          Currency translation

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated following the criteria established in SFAS No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company’s main operations are located in Brazil, the United States, Canada, Spain and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in United States dollars, are translated from the functional currency into the US dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.4          Controlling shareholder

As of September 30, 2006, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 42.99% (December 31, 2005 and September 30, 2005 - 44.80%) of the total capital of the Company.  MG’s share ownership consisted of 75.73% (in all periods presented) of the Company’s voting common shares and 25.10% (December 31, 2005 and September 30, 2005 — 28.38%) of its non-voting preferred shares.

2.5          Stock Based Compensation Plans

Gerdau Ameristeel Corp (“Gerdau Ameristeel”) and its subsidiaries and Gerdau S.A. maintain stock based compensation plans.  The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 — R (“SFAS 123R”) “Shared-based payment”. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

The Company has applied the modified prospective application method to account for the implementation of SFAS 123R, which consists on recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

Through December 31, 2005, the Company applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for stock based compensation.

The Company and its subsidiary Gerdau Ameristeel have several stock based compensation plans. A brief summary of those plans is presented below:

Gerdau Plan

The Extraordinary Stockholders’ General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders’ meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the “Long Term Incentive Program”. Under the plan, the Board of Directors may grant options to purchase shares at an exercise price established by the Board of Directors and that can be exercised after a vesting period and up to 5 years after vested.

Gerdau Ameristeel Plans

(a)           For the year ended December 31, 2004, Gerdau Ameristeel’s Human Resources Committee adopted the 2004 Long-Term Incentive Stakeholder Plan (the “2004 Stakeholder Plan”). The 2004 Stakeholder Plan is designed to reward the  senior management of Gerdau Ameristeel with a share of Gerdau Ameristeel’s profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts will be calculated based on the closing price of Common Shares of Gerdau Ameristeel on the New York Stock Exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately $14.0 million was earned by participants in the 2004 Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award is being accrued over the vesting period. No further awards will be made under this plan.

(b)          For the year commencing January 1, 2005, the Human Resources Committee adopted the 2005 Long-Term Incentive Plan (the “2005LTI Plan”). The 2005 LTI Plan is designed to reward the senior management of Gerdau Ameristeel with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share of Gerdau Ameristeel at the date the award of phantom stock is made based on the weighted average trading price of the Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award.Phantom stock will be paid out following vesting on the basis of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of a Common Share at the date the award of the options is made. The value of the options is determined by the Committee based on a Black Scholes or other method for determining option values). Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $3.0 million was earned by participants in 2005 and is payable 50% in options and 50% in phantom stock. On March 20, 2006, Gerdau Ameristeel issued 202,478 options under this plan. The award is being accrued over the vesting period.

(c)           Under Gerdau Ameristeel’s Stock-Based Option Plan, Gerdau Ameristeel was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The remaining 501,000 options outstanding under this plan expire on various dates up to April 13, 2008. No grants have been made under this plan since 1998.

(d)          A subsidiary of the Company, Gerdau Ameristeel US Inc. (“Ameristeel”), had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the 2002 merger with Co-Steel Inc., minority shareholders of Ameristeel exchanged shares of Ameristeel stock and options for stock and options of Gerdau Ameristeel at an exchange rate of 9.4617 shares and options of Gerdau Ameristeel for each Ameristeel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value. In September 1996, Ameristeel’s Board of Directors approved the Ameristeel Corporation Equity Ownership Plan (the “Equity Ownership Plan”), which provided for grants of common stock, options to purchase common stock and SARs. After conversion into common shares of Gerdau Ameristeel, the maximum number of common shares issuable under the plan is 4,152,286. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the estimated fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date. In July 1999, Ameristeel’s Board of Directors approved a Stock Purchase/SAR Plan (the “SAR Plan”) available to essentially all employees. The SAR Plan authorized 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights (“SARs”) equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense. In July 2002, Ameristeel’s Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense. In the nine months ended September 30, 2006, the Company recognized $400 of stock compensation costs related to the options issued during the first quarter. The remaining unrecognized compensation cost related to unvested awards at September 30, 2006 was approximately $500 and the weighted-average period of time over which this cost will be recognized is 3 years.

(e)           Under the employment agreement of the Gerdau Ameristeel’s President and Chief Executive Officer (the “Executive”), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that Gerdau Ameristeel will deliver 1,749,526 Common Shares as long as the Executive is Chief Executive Officer of Gerdau Ameristeel on June 1, 2015.In addition, the Executive is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 75% of the amount by which US$25 million exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive’s  separate employment agreement with Gerdau S.A., dated as of June 1, 2005, as long as the Executive is Chief Executive Officer of the Company on June 1, 2015.In order to secure Gerdau Ameristeel’s obligations to deliver such Common Shares, the subsidiary will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive.  The award is being accrued over the service period.  During the nine months ended September 30, 2006, 240,907 shares were issued to the trust under this agreement. Gerdau S. A. has deposited 275,050 preferred shares of its own emission in the same trust

Pro-forma disclosures

The following table illustrates the effects on net income and on earnings per share if the grant-date fair value method had been applied for the three and nine months ended September 30, 2005 (in thousands, except per share data).

GERDAU S.A
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

	Three-month	Nine-month
	period ended	period ended
	September 30,	September 30,
	(unaudited)	(unaudited)
	2005	2005

Net income as reported	323,273	924,898
Reversal of stock-based compensation cost included in the determination of net income as reported, net of tax	66	167
Stock-based compensation cost following the fair value method, net of tax	(371)	(946)
Pro-forma net income	322,968	924,119

Earnings per share - basic
Common - As reported and pro-forma	0.49	1.39
Preferred - As reported and pro-forma	0.49	1.39

Earnings per share - diluted
Common - As reported and pro-forma	0.48	1.39
Preferred - As reported and pro-forma	0.48	1.39

Methodology and assumptions used to estimate grant-date fair value

The Company has selected the Black-Scholes model to estimate the grant-date fair value of stock based compensation. Under SFAS 123R the Company is required to estimate forfeitures when determining the stock based compensation expense as opposed to recognizing the forfeitures and the corresponding reduction in expense when they occur. The following weighted-average assumptions were used to estimate the compensation expense following the fair value method for compensation in stock of Gerdau S.A. and of Gerdau Ameristeel Corp., as appropriate.

Assumptions for options granted during the nine-months ended September 30, 2006:

	Gerdau	Gerdau Ameristeel
	S.A.

Expected dividend yield:	9.9%	0.8%
Expected stock price volatility:	49%	47.39%
Risk-free rate of return:	12.80%	4.68%
Expected life:	4.9 years	6.25 years

Assumptions for options granted during the nine-months
 ended September 30, 2005

	Gerdau	Gerdau Ameristeel
	S.A.

Expected dividend yield:	7%	0%
Expected stock price volatility:	43%	55%
Risk-free rate of return:	8%	4%
Expected life:	3.8 to 4.9 years	5 years

Summary of the Gerdau Plan and of the Gerdau Ameristeel plans

A summary of the Gerdau Plan is as follows:

	Nine-month period ended September 30, 2006
		Weighted average
	Number of shares	exercise price - US$

Outstanding at December 31, 2005	4,814,156	3.98
Granted during the period	969,468	11.74
(—) Options forfeited	(12,460)	9.34
(—) Options exercised	(1,783,508)	2.46

Outstanting at September 30, 2006	3,987,656	7.37

Options exercisable	—

Proceeds from stock options exercised		4,345
Intrinsic value of stock options exercised		18,268

A summary of the Gerdau Ameristeel plans is as follows:

	Nine-month period ended September 30,
	2006
		Weighted- average
Gerdau Ameristeel Plans	Number of shares	exercise price - US$

Outstanding at December 31, 2005	2,264,576	6.42
Granted	202,478	9.50
Exercised	(548,280)	1.86
Forfeited	(947)	1.80
Expired	(92,000)	20.44

Outstanding at September 30, 2006	1,825,827	7.85

Options exercisable	1,623,349

Proceeds from stock options exercised		2,489
Tax benefit related to stock options exercised		1,461
Intrinsic value of stock options exercised		3,988

2.6          Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and variable interest-entities on which the Company is considered to be the primary beneficiary (even when the Company may not have the majority voting interest). The following list presents the interests in the consolidated operational subsidiaries, as follows:

	Percentage interest (%)
	September 30, 2006	September 30, 2005

Aceros Cox S.A. (Chile)	98	98
Diaco S.A. (Colombia)	57	57
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65	65
Ameristeel Bright Bar Inc. (USA)	65	65
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	65
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	65
Gerdau Ameristeel Sayreville Inc. (USA)	65	65
Gerdau Ameristeel US Inc. (USA)	65	65
Sheffield Steel Corporation (USA) (See Note 2.7)	65	—
Gerdau Açominas S.A. (Brazil)	89	89
Gerdau Aços Longos S.A. (Brazil)	89	89
Gerdau Aços Especiais S.A. (Brazil)	89	89
Gerdau Comercial de Aços S.A. (Brazil)	89	89
Gerdau América do Sul Participações S.A. (Brazil)	89	89
Gerdau Aza S.A. (Chile)	98	98
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98	98
Gerdau Laisa S.A. (Uruguay)	98	98
Maranhão Gusa S.A. — Margusa (Brazil)	89	89
Seiva S.A. — Florestas e Indústrias (Brazil) and subsidiaries	97	97
Sipar Aceros S.A. (Argentina)	72	72
Sidelpa S.A. (Colombia)	95	—
Companhia Siderúrgica del Peru S.A.A. — Siderperu (See Note 2.7)	50	—
Corporación Sidenor S.A. (Spain) and its subsidiaries (See Note 2.7) (*)	40	—
Sidenor Industrial S.L. (Spain)	40	—
Forjanor S.L. (Spain)	40	—
Aços Villares S.A. (Brazil)	23	—

(*) Variable interest entity on which the Company is considered to be the primary beneficiary as further detailed in Note 2.7

2.7          Acquisitions

(a) Corporación Sidenor S.A.

On January 10, 2006 the Company concluded the acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, the Spanish financial conglomerate, and an entity owned by executives of Sidenor contemporaneously acquired 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of Euro 443,820 plus a variable contingent price which is payable only by the Company. The fixed price paid by the

Company on January 10, 2006 for its 40% interest in Sidenor amounted to Euro 165.828 (US$ 200,082). Santander Group holds a put option to sell their interest in Sidenor to the Company, after 5 years from the purchase, at a fixed price plus accrued interests computed using a fixed interest rate. Also, the Company has agreed to guarantee to the Santander Group the payment of an agreed amount (equal to the fixed price under the put option referred to above plus accrued interest computed using the same fixed interest rate) after 6 years from the purchase in the event that Santander Group has not sold the shares acquired up to such date or, if the Santander Group sells its interest at a price higher or lower than the agreed amount the difference will be paid by Santander Group to the Company or by the Company to Santander Group, respectively. The guarantee may be exercised by the Santander Group at any time after 6 years.

As of September 30, 2006, certain tax credits in the Spanish operation of Sidenor have been used. Part of the contingent variable price was dependent on the use of such tax credits and the Company is contractually obligated to pay to the former shareholders of Sidenor an amount equivalent to 70% of the tax credits used. As a result of this, the Company will make an additional payment of Euro 24,605 (US$29,817), which was recorded as an additional purchase price. The amount payable does not accrue interest and its fair value has been estimated at Euro 19,930 (US$ 24,152), which was recorded as additional purchase price consideration. During the third quarter ended September 30, 2006, the Company has paid 3,098 euros (US$ 3,929) regarding the use of those tax credits.

The Company has concluded that Corporación Sidenor is a variable interest entity (VIE) as defined by FIN 46(R) “Consolidation of Variable Interest Entities” and that the Company is the primary beneficiary. As a result, as from the acquisition date the Company has consolidated Corporación Sidenor and its subsidiaries which include Aços Villares S.A., a Brazilian specialty steel producer on which Corporación Sidenor has a 58% voting interest.

The Company has made a preliminary computation of the estimated fair value of assets and liabilities of Corporación Sidenor and its subsidiaries. The Company expects to complete a comprehensive analysis of the fair value of assets acquired and liabilities assumed until December 31, 2006. According to the preliminary computation of estimated fair value of assets and liabilities of Corporación Sidenor and its subsidiaries, the Company has concluded there is no goodwill on this acquisition. During the three months ended September 30, 2006 the Company has finalized the appraisal of property and equipment acquired for Corporación Sidenor and Forjanor S.L. (but not yet for Aços Villares which is expected to be finalized by year-end); the recognition of the effect of such appraisal have modified the amounts allocated on a preliminary basis as of June 30, 2006, as follows:

		Recognition
		of appraisal of
	Amounts	property, plant	Amounts
	allocated on	and equipment	allocated also
	a	and	on a
	preliminary	inventories of	preliminary
	basis as of	Corporación	basis as of
	June 30,	Sidenor at fair	September 30
	2006	value	2006
Purchase price consideration	224,234		224,234

Current liabilities	429,819	10,055	439,874
Non-current liabilities	692,840	62,977	755,817
Minority interest (corresponding to the 60% acquired by other parties, including Grupo Santander)	503,580		503,580
Current assets	(642,206)	(28,730)	(670,936)
Non-current assets	(1,072,634)	(179,937)	(1,252,570)
Net assets at estimated preliminary fair value	(88,602)	(135,634)	(224,234)
Goodwill computed as the difference between purchase price consideration and net assets at estimated fair value	135,632	(135,632)	—

As result of the recognition of the appraisal referred to above, the amount of goodwill originally determined as of June 30, 2006 has been modified to an excess of fair value of assets acquired and liabilities assumed in relation to the purchase price which was allocated to reduce the value of long-lived assets acquired.

The Company’s  obligation  to purchase from  Santander Group its 40% interest in Corporación Sidenor is recorded in Minority Interest. As of September 30, 2006, such obligation amounts to $256,220.

(b) Fargo Iron and Metal Company

In February 2006, the Company acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company, a scrap processor, for approximately $5.5 million.  Fargo Iron and Metal has served the steel industry as a scrap yard and processing facility. The facility also provides a steel service center for local manufacturers and construction companies.

(c) Callaway Building Products, Inc.

In March 2006, the Company acquired certain assets and assumed certain liabilities of Callaway Building Products, Inc., a rebar fabricator, for approximately $2.2 million. Callaway Building Products has served the construction industry as a rebar fabricator and supplier of concrete construction products throughout East Tennessee, Eastern Kentucky, Virginia, North Carolina, and Georgia.

(d) Sheffield Steel Corporation

On June 12, 2006, the Company completed the acquisition of all of the outstanding shares of Sheffield Steel Corporation.  Sheffield Steel is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. The acquisition includes a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri. Sheffield’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers, for use in a variety of industries.

The purchase price for the shares of Sheffield was $107.145 million in cash, plus the assumption of certain liabilities of the businesses being acquired. Subsequently, a working capital adjustment true-up of $5.055 million was reimbursed to the Company in July 2006.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed for the Sheffield Steel acquisition at the date of the acquisition:

Net assets (liabilities) acquired
Current assets	140,266
Current liabilities	(40,608)
Property, plant and equipment	84,169
Other long-term assets	925
Goodwill	64,800
Long-term liabilities	(145,119)
104,433

Purchase price	$107,145
Plus transaction costs	2,343
Working capital adjustment received in July 2006	(5,055)
104,433

During the third quarter of 2006, the Company received updated information regarding the fair value of certain assets and liabilities such as its current assets and liabilities, property, plant and equipment, other long-term assets and liabilities, resulting in a net decrease of goodwill of $11.1 million.

The $64,8 million of goodwill was assigned to the “North America” segment in the amounts of $60.1 million and $4.7 million, respectively. None of the goodwill is deductible for tax purposes.

(e) Empresa Siderurgica del Peru S.A.A.  — Siderperu

On June 28, 2006, the Company won the public bid for 50% plus 1 share of the common voting stock of Empresa Siderurgica del Peru S.A.A. — Siderperu (“Siderperu”), located in Chimbote — Peru. Total price paid for this bid was $60,698, which was paid on cash on July 3, 2006 when the shares acquired were transferred to the Company in the record of shareholders of Siderperu. On August 2, 2006, the Company acquired additional shares of Siderperu shares, representing 0.43% of voting capital, for an amount of $528.

According to the public auction regulation, the Company has several additional obligations, which were precedent conditions to participate in the public auction. These obligations include, among others, to maintain all current employees of Siderperu for a period of two years; maintain the blast furnace operating, with the current production level, at least; to present a plan for environmental adequacy within three months from the date of acquisition;  to commit to invest a total amount of $100,000 in five years, with a minimum amount of $20,000 each year and to continue to hold at least 34% of  past due credits of Siderperu existing on the date of the auction. As of September 30, 2006, the Company holds past due credits of around $64,000 (which represent more than 34% of the past due credits at the date of the auction) which were acquired by the Company from the different creditors of Siderperu before the auction date.

Siderperu is a long and flat steel mill, with annual sales of 360,000 tons of finished products. Siderperu operates a blast furnace, a direct reduction unit, a melt shop with two electric arc furnaces and three rolling mills. Approximately 20% of total sales are of flat steel, and the remaining 80% of sales are of long steel. Siderperu’s results of operations are included in the Company’s statement of income since its acquisition.

The following table summarizes the preliminary computation of the estimated fair value of assets and liabilities for the Siderperu acquisition at the date of the acquisition:

Net assets (liabilities) acquired
Current assets	95,390
Current liabilities	(117,717)
Property, plant and equipment	145,415
Other non-current assets	7,672
Non-current liabilities	(5,500)
Minority interest	(54,541)
70,719

Purchase price	61,226
Plus transaction costs	9,493
Total purchase price consideration	70,719

3                                         Inventories

	September 30,		December
	2006	2005	31, 2005
Finished products	811,454	694,749	642,545
Work in process	501,134	264,819	250,144
Raw materials	580,977	414,034	555,783
Packaging and maintenance supplies	230,246	268,985	171,669
Advances to suppliers of materials	81,830	43,610	42,320
	2,205,641	1,686,197	1,662,461

4                                         Property, plant and equipment, net

	September 30,		December
	2006	2005	31, 2005
Buildings and improvements	1,397,611	1,053,981	1,062,673
Machinery and equipment	4,857,463	3,315,722	3,372,850
Vehicles	50,503	22,482	19,685
Furniture and fixtures	59,517	150,771	29,621
Other	326,823	162,739	234,757
	6,691,917	4,705,695	4,719,586
Less: Accumulated depreciation	(2,684,308)	(2,138,279)	(2,196,841)
	4,007,609	2,567,416	2,522,745
Land	297,447	214,516	209,023
Construction in progress	1,231,494	743,230	786,194
Total	5,536,550	3,525,162	3,517,962

As of  September 30, 2006, machinery and equipment with a net book value of $506,301 was pledged as collateral for long-term debt.

During the three months ended September 30, 2006, Gerdau Ameristeel ceased operations of the melt shop at its Perth Amboy, New Jersey wire rod mill. As a result, the Company recorded $32,400 of accelerated depreciation of buildings and equipment to write-off the melt shop assets of the mill. Gerdau Ameristeel also recorded and additional $9,400 charge to other operating expenses. This charge includes estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees and the estimated costs related to disposing of dust from the baghouse.

5                                         Debt and debentures

Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars, with average interest rate of 4.95% per annum at September 30, 2006. Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

Long-term debt

Long-term debt consisted of the following:

	Weighted average
	Annual Interest
	Rate % at	September 30,	September 30,	December 31,
	September	2006	2005	2005
Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	TJLP + 3.50%	46,803	252,430	53,029
Financing for investments	IGP — M + 8.50%	191,819	10,292	9,617
Financing for machinery	TJLP + 3.50%	353,268	159,119	326,868

Long-term debt, excluding debentures, denominated in foreign currencies
(a) Long-term debt of Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais,
Gerdau Comercial de Aços and Aços Villares:
Working capital (US$)	7.85%	114,217	492,063	62,340
Guaranteed Perpetual Senior Securities (US$)	8.88%	600,000	600,000	600,000
Financing for machinery and others (US$)	8.60%	677,434	9,791	342,387
Export Receivables Notes by Gerdau Açominas (US$)	7.34%	213,996	210,655	232,298
Advances on exports (US$)	5.90%	288,557	282,934	325,499
Financing for investments (US$)	10.80%	13,524	65,255	21,139

(b) Long-term debt of Sipar Aceros, Diaco, Sidelpa and Gerdau Aza S.A.
Financing for investments (US$)	4.94%	51,375	68,727	57,083
Working capital (Chilean pesos)		—	1,983	213
Working capital (Colombian Pesos)	6.75%	18	—	22,436
Working capital (Argentinean Pesos)		—	105	54

(c) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)	10.375%	399,424	400,205	400,275
Senior Secured Credit Facility (Canadian dollar -Cdn$ and US$)	6.55%	448	—
Industrial Revenue Bonds (US$)	3.61% to 6.38%	31,600	31,600	31,600
Other	6.25% to 8.25%	3,490	3,909	3,371

(d) Long-term debt of Corporación Sidenor
Working capital (Euros)	7.20%	108,961	—	—
		3,094,934	2,589,068	2,488,209
Less: current portion		(464,109)	(389,430)	(255,178)
Long-term debt, excluding debentures, less current portion		2,630,825	2,199,638	2,233,031

2007		130,974
2008		473,631
2009		388,409
2010		276,277
2011		163,726
After 2011		1,197,808
		2,630,825

IGPM (Índice Geral de Preços — Mercado — “General Index Price — Market”): Brazilian inflation index, computed by Fundação Getúlio Vargas

TJLP (Taxa de Juros de Longo Prazo — “Long term interest rate”): Interest rate set by Government used to index long term loans granted by

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis, or based on IGPM.

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares

The debt agreements entered into by Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau contain covenants that require the maintenance of certain ratios, as calculated in accordance with the consolidated financial statements of Gerdau S.A. prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At September 30, 2006, the Company was in compliance with all of its debt covenants.

Export Receivables Notes issued by Gerdau Açominas

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of $105,000. The Export Notes bear interest of 7.37% per annum, with final due date in July 2010, and have quarterly payments starting October 2005.  On June 3, 2004 Gerdau Açominas S.A. also placed privately the second tranche of its Export Notes for a notional amount of $128,000. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% per annum. The notes have a quarterly amortization starting in July 2006.

Guaranteed Perpetual Senior Securities

On September 15, 2005, Gerdau S.A. concluded a private placement of US$ 600,000  8.875% interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau. The bonds do not have a stated maturity date but should be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. The Company has a call option to redeem these bonds at any moment after 5 years of placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

(b) Sipar Aceros, Diaco, Sidelpa and Gerdau AZA

Most of debt in South America is related to financing for the acquisition of interests in Diaco and Sidelpa denominated in US dollars and contracted with Banco de Chile. Such debt matures in 2010, and bears interest of Libor + 1.4% per annum.

(c) Gerdau Ameristeel Debt

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10-3/8% Senior Notes.  The notes mature July 15, 2011 and were issued at 98% of face value.  Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000.  The borrowings under the Senior Secured Credit Facility are secured by the subsidiary’s inventory and accounts receivable.  The proceeds were used to repay existing indebtedness.  On October 31, 2005, Gerdau Ameristeel completed and amendment of the Senior Secured Credit Facility. The significant changes from the existing agreement include an increase of commitments to up to $650,000 and an extension to October 31, 2010. At September 30, 2006, there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $566,600 was available under the Senior Secured Credit Facility, net of $65,500 of outstanding letters of credit.

At June 30, 2006, Sheffield Steel had $77,200 of outstanding bonds bearing interest at 11.375% due in 2011.  Under purchase accounting, the value of these bonds was increased to reflect their fair value which resulted in the recording of an increase in the recorded value of the bonds of approximately $88,500.  The senior secured notes were governed by an Indenture and were secured by property, plant and equipment and a second priority interest  in  the  receivables and  inventory  of  Sheffield  Steel.  The  Company  has  redeemed these bonds under the terms of the Indenture during the third quarter of 2006 at a cost approximating the fair market value of the bonds.

Debentures

Debentures as of September 30, 2006 include five outstanding issuances of Gerdau and debentures issued by Aços Villares S.A., as follows:

			September 30,		December
	Issuance	Maturity	2006	2005	31, 2005
Debentures, denominated in Brazilian reais
Third series	1982	2011	54,878	74,469	68,490
Seventh series	1982	2012	17,581	26,701	32,024
Eighth series	1982	2013	113,200	110,099	100,164
Ninth series	1983	2014	84,385	78,823	67,723
Eleventh series	1990	2020	49,243	64,375	67,611
Aços Villares S.A.	2005	2010	132,526	—	—
Debentures, denominated in Canadian dollars
Gerdau Ameristeel’s convertible debentures	1997	2007	—	96,252	97,755
			451,814	450,719	433,767
Less debentures held by consolidated companies eliminated on consolidation			(7,706)	—	(18,396)
Total			444,108	450,719	415,371

Less: current portion			(1,443)	(2,916)	(1,162)

Total debentures — long-term			442,665	447,803	414,209

Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 14.18%, 18.64% and 16.17% as of September 30, 2006 and 2005 and December 31, 2005, respectively.

Debentures issued by Aços Villares S.A.

Debentures issued by Aços Villares S.A. are denominated in Brazilian reais and bear variable interest at a percentage of 104.5% of the CDI rate, and mature in 5 years on September 1, 2010.

Debentures issued by Gerdau AmeriSteel.

Gerdau Ameristeel redeemed all its debentures on September, 08, 2006 at par with accrued interest  in the total value of Cdn$ 125 million, equivalents $112,000, in the same date. A charge of $ 5.6 million was recognized to write-off the remaining unamortized fair value adjustment of these debentures.

6                                         Commitments and contingencies

The Company is party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of September 30, 2006, although it may have a significant effect on future results of operations or cash flows.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies			Judicial deposits
	September 30,		December	September 30,		December
Claims	2006	2005	31, 2005	2006	2005	31, 2005

Tax	133,444	87,892	103,345	52,916	55,996	52,548
Labor	42,628	22,799	21,155	15,098	4,621	9,179
Other	12,039	1,177	3,349	8,099	543	459
	188,110	111,868	127,849	76,112	61,160	62,186

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigations as well as the amount of the probable loss which has been provided as of September 30, 2006.

•                                         Of the total provision, $36,839 relates to a provision recorded by the subsidiary Gerdau Açominas on demands made by the Federal Revenue Secretariat regarding Import Taxes, Taxes on Industrialized Products (“IPI — Imposto sobre Produtos Industrializados”) and related legal increases, due to transactions carried out under drawback concession granted and afterwards annulled by DECEX (Foreign Operations Department). The Federal Revenue Secretariat claims these operations were not in conformity with the legislation. Management does not agree with the administrative decision which has annulled the drawback concession and believes all transactions were carried out under the law. The Company has proposed an injunction on this issue, and now this matter is under analysis of Superior Court of Justice (“Superior Tribunal de Justiça — STJ”).

•                                         $22,268 related to amounts for State Value Added Tax  (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

•                                         $3,373 related to Social Contribution on Net Income (“Contribuição Social Sobre o Lucro”) (CSSL). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts.

•                                         $9,196 related to Corporate Income Tax (“Imposto Renda de Pessoa Jurídica - IRPJ), for which administrative appeals have been filed.

•                                         $15,236 corresponds to contributions due to the social security authorities which are related to suits for annulment by the Company in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security (“Institutio Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

•                                          $15,561  related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” — ECE), as well as $9,896 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária — RTE), which are charges included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of São Paulo and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st , 2nd, , 3 rd , 4 th and 5 th Regions. The Company has fully deposited in court the amount of the disputed charges.

•                                          The Company is also defending other taxes in the amount of $21,076, for which a provision has been made following advice from Company’s legal counsel.

                                                Possible or remote losses on tax matters for which no provision was recorded

                                                There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•                                          The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $15,381. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable, because products for export are exempted from ICMS.

•                                          The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $132,132. The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

•                                          The Company has entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” — REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts on installments. Brazilian fiscal authorities are discussing the legality of $18,452 in credits acquired from third parties and used to offset fines and interests incurred by the Company, under the terms of the Program. Brazilian fiscal authorities understand those credits should be offset in first place against taxes due by the owners of the credits, and only after that they would be eligible to be transferred to third parties, but this understanding is based only on a Resolution of the Management Committee of REFIS, and not in the relevant law, according to Company’s legal counsel. On May 2006, the Company has obtained a favorable outcome on the judgment of the injunction conducted by the Company.

                                                Unrecognized contingent tax assets

                                                Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•                                          Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $12,225 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, the Company understands realization of this credit in 2006 or in the following years is only possible.

•                                          The Company and its subsidiary Gerdau Açominas  and Margusa — Maranhão Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa — Maranhão Gusa S.A. have filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas was issued and has been appealed by Gerdau Açominas. The Company estimates a credit in the amount of $153,577.

Labor contingencies

                                                The Company is also defending labor proceedings, for which there is a provision as of September 30, 2006 of $42,628. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at September 30, 2006, totaled $15,098.

Other contingencies

                                                The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $10,927 for these claims. Escrow deposits related to these contingencies, at September 30, 2006, amount to $8,099.

                                                Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

•                                          An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law — (“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico” — SEAE). The process was sent to the Administrative Council for Economic Defense — (“Conselho Administrativo de Defesa Econômica” — CADE), for judgment.

                                                CADE judgment was putted on hold by an injunction obtained by Gerdau S.A., which aimed an annulment of the administrative process, due to formal irregularities included on it. This injunction was cancelled by appeals made by CADE and Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the starting of the process, due to cartel practices. The Company has appealed from this decision, and this appeal is still pending of judgment.

                                                Nevertheless, the Company has proposed a judicial proceeding aiming to cancel the administrative process due to the above mentioned formal irregularities. If the Company is successful on this proceeding, the CADE decision can be annulled in the future.

                                                On July 26, 2006, due to a reversal of terms of the decision pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August, 30, 2006 to suspend the effect of CADE decision until  a final decision is taken with respect to this judicial process. This ordinary lawsuit proceeds together with the injunction originally proposed on CADE.

                                                Prior to CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company has presented its defense on July 22, 2005.

                                                Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not practiced any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

•                                          There is a civil lawsuit filed against Gerdau Açominas , regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at September 30, 2006 was approximately $22,056. Gerdau Açominas  contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais (CCPMG) and is based on expert evidence and interpretation of the contract. The process went to the High Court of Justice and returned to CCPMG for the judgment of the appeal. Gerdau Açominas  believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

Insurance claim

                                                A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas  and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $15,814 which was deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. Gerdau Açominas has also claimed on a judicial proceeding the amount recognized by the insurers, previous to the civil lawsuit commented above. These proceedings are included in the main lawsuit, and the Company expects to be successful with this claim.

                                                The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $28,516 during 2002.

                                                In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $50,593, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not accounted for as well as other costs to recover damage caused by the accident. When confirmed, those recoveries will be recorded in the financial statements. The suit meets with the engineering and accounting skills in progress, when the pointed value will be demonstrated judicially by the Company.

                                                Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

7                                         Shareholders’ equity

7.1                               Share capital

                                                As of September 30, 2006, 231,607,008 shares of Common stock and 435,986,042 shares of Preferred stock had been issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 400,000,000 Common shares and 800,000,000 Preferred shares. Only the Common shares are entitled to vote. There are no redemption provisions associated with the Preferred shares.  The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

                                                At a meeting of shareholders held on March 31, 2006, shareholders approved a bonus to both common and preferred shareholders of 50 shares per 100 shares held with the stock bonus made  effective on April 12, 2006. On the same date the Company increased capital with capitalization of reserves, in the total amount of $1,220,231 ($796,898 for preferred shares and $423,333 for common shares). Preferred shares and common shares resulting from the capitalization were issued through the stock bonus referred above.

                                                At September 30, 2006, the Company held in treasury 5,120,775 preferred shares at a cost of $46,167 (4,568,543 preferred shares at September 30, 2005 and December 31, 2005, after giving retroactive effect of stock bonus approved on March 31, 2006 both at a cost of $21,951).

7.2                               Dividends

                                                On August 14, 2006, the Company has credited $106,643 as dividends as an anticipation of the minimum statutory dividend of the fiscal year 2006.

                                                Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo (“TJLP”) (long-term interest rate) and the balance of shareholders’ equity, as measured under Brazilian Corporate Law.

                                                Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it is deductible for income tax purposes. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders with respect to interest on equity at the rate of 15%.

8                                         Earnings per share (EPS)

                                                Pursuant to SFAS No. 128, “Earnings per Share” the following tables reconcile net income to the amounts used to calculate basic and diluted EPS. Computations of EPS presented below have been retroactively adjusted to reflect stock bonus approved on March 31, 2006 to both common and preferred shareholders of 50 shares per 100 shares held.

Basic

	Nine-month period ended September 30 2006			Nine-month period ended September 30 2005
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	73,037	136,374	209,411	97,193	181,406	278,599
Allocated undistributed earnings	316,098	590,204	906,302	225,469	420,830	646,299
Allocated net income available to Common and Preferred shareholders	389,135	726,578	1,115,713	322,662	602,236	924,898

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonus described above and deducting the average tresuary shares (Note 7.1)	231,607,008	432,447,519		231,607,008	432,284,738
Earnings per share (in US$) — Basic	1.68	1.68		1.39	1.39

	Three-month period ended September 30, 2006			Three-month period ended September 30, 2005
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except per share data)			(in thousands, except per share data)
Basic numerator
Dividends (interest on equity) declared	33,590	62,719	96,309	31,968	59,666	91,634
Allocated undistributed earnings	60,080	111,686	171,766	80,927	150,712	231,639
Allocated net income available to Common and Preferred shareholders	93,670	174,405	268,075	112,895	210,378	323,273

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonus described above and deducting the average tresuary shares (Note 7.1)	231,607,008	431,232,372		231,607,008	431,593,518

Earnings per share (in US$) — Basic	0.40	0.40		0.49	0.49

Diluted

	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2006	2005	2006	2005
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	174,405	210,378	726,578	602,236
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	935	1,022	3,747	1,060
	175,340	211,400	730,325	603,296

Net income allocated to common shareholders	93,670	112,895	389,135	322,662
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	(935)	(1,022)	(3,747)	(1,060)

	92,735	111,873	385,388	321,602

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	231,607,008	231,607,008	231,607,008	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	431,232,372	431,593,519	432,447,519	432,284,738
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,426,421	2,238,236	2,138,885	2,175,251
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company	2,820,476	3,825,018	2,863,809	14,012
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	1,437,621	—	1,453,609	-
Total	437,916,890	437,656,772	438,903,821	434,474,000

Earnings per share — Diluted (Common and Preferred Shares)	0.40	0.48	1.66	1.39

9                                         Derivative instruments

                                                The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

Gerdau and Gerdau Açominas

                                                As part of its normal business operations, Gerdau and Gerdau Açominas have obtained U.S. dollar denominated debt at fixed rates which exposes them to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Açominas to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and Gerdau Açominas to changes in fair value on its debt. In order to manage such risks, Gerdau and Gerdau Açominas used to enter into derivative instruments, primarily cross-currency interest rate swap contracts, but also interest rate swaps. Under the swap contracts Gerdau and Gerdau Açominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

                                                Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

                                                All swaps have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income under “Gain (losses) on derivatives, net”.

                                                No cross-currency interest rate swaps are outstanding as of September 30, 2006. The notional amount of such cross-currency interest rate swaps amounted $22,116 as of September 30, 2005 and $7,902 as of December 31, 2005, with remaining maturity dates between December 2005 and March 2006 as of September 30, 2005 and between January 2006 and March 2006 as of December 31, 2005. Interest rate payable was between 85.55% to 92.8% of CDI as of September 30, 2005 and between 85.55% and 92.8% of CDI as of December 31, 2005. No unrealized losses were accounted for as of September 30, 2006, but $23 was recorded as an unrealized gain and $10,344 as unrealized losses as of  September 30, 2005, and $6,786 were recorded as a loss as of December 31, 2005.

                                                Gerdau Açominas also entered into interest rate swaps where it receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on LIBOR. The agreements have a notional value of $323,125 and expiration date between November 2008 and November 2011.  The aggregate fair value of this interest rate swap, which represents the amount that would be paid if the agreements were terminated at September 30,2006, is a gain of approximately $3,700 (gain of $1,294 at September 30, 2005 and gain of $2,233 at December 31, 2005).

                                                Gerdau Açominas also entered on a reverse swap where it receives a variable amount of interest based on JIBOR in japanese yens, and pays a fixed interest rate in US dollars, with a notional amount of $267,000. This swap has a final maturity date on September 14, 2016. The aggregate fair value of this swap, which represents the amount that would be paid if the agreements were terminated at September 30, 2006 is a loss of $4,073 (no unrealized loss as of September 30, 2005 and as of December 31, 2005 as the reverse swap was entered into after such dates).

Operations in South America

                                                The Company has granted options to the minority shareholders of Sipar Aceros S.A. as part of the purchase agreements of that company by which those shareholders may sell their shares in Sipar Aceros S.A. and settlement can be made (at the option of the Company or of the shareholders depending on the agreement) either in cash or in shares of Gerdau . Such options are accounted for at its estimated fair value, in the amount of $1,592 as of September 30, 2006, under Other long term liabilities ($5,818 as of December 31, 2005). The Company has a commitment to acquire an additional interest in Diaco which can be settled at the option of the counterparty either in cash or in shares of Gerdau; such commitment is, accounted for at its estimated fair value, in the amount of $49,571, recorded under Other long term assets ($7,529 as of December 31, 2005).

Gerdau Ameristeel Corporation

                                                In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the refinancing of its debt.  The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. Gerdau Ameristeel receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at September 30, 2006 was approximately a loss $2,040  (losses of $1,772 as of September 30, 2005 and $1,170 at December 31, 2005).

10                                  Segment information

                                                There are no significant inter-segment sales transactions and the identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

The following segments correspond to the business units by which the Executive Committee manages its operations:

	Nine-month period ended September 30, 2006
				South				Total as
		Açominas		America			Adjustments	per
	Long	Ouro	Specialty	(except	North		and	financial
	Brazil	Branco	Steel	Brazil)	America	Total	reconciliations	statements
Net sales	1,532,855	1,212,458	827,968	762,198	3,752,396	8,087,875	762,337	8,850,212
Financial income(expenses), net	68,600	40,816	20,587	2,594	(38,417)	94,180	(36,925)	57,255
Net income	507,113	220,773	90,387	105,568	313,570	1,237,411	(121,698)	1,115,713
Capital expenditures	235,073	226,722	236,821	100,466	292,024	1,091,106	89,366	1,180,472
Depreciation and amortization	74,868	102,070	37,766	26,010	107,096	347,810	43,251	391,061
Identifiable assets	2,012,743	1,914,036	833,687	904,747	2,623,810	8,289,023	683,578	8,972,601

	Nine-month period ended September 30, 2005
	Long Brazil	Açominas Ouro Branco	Specialty Steel	South America (except Brazil)	North America	Total	Adjustments and reconciliations	Total as per financial statements
Net sales	2,227,024	888,808	371,896	356,854	3,517,239	7,361,821	(759,937)	6,601,884
Financial income (expenses), net	167,547	(31,923)	(1,756)	(4,401)	(44,122)	85,345	15,832	101,177
Net income	671,474	189,230	8,794	47,044	215,105	1,131,647	(206,749)	924,898
Capital expenditures	231,477	138,139	18,618	133,863	114,403	636,500	(90,038)	546,462
Depreciation and amortization	80,008	90,220	9,842	10,333	94,858	285,261	(77,960)	207,301
Identifiable assets	1,814,109	1,598,169	241,407	529,052	2,270,235	6,452,972	(321,539)	6,131,433

	Three-month period ended September 30, 2006
	Long Brazil	Açominas Ouro Branco	Specialty Steel	South America (except Brazil)	North America	Total	Adjustments and reconciliations	Total as per financial statements
Net sales	439,644	536,790	257,604	309,364	1,223,927	2,767,329	289,696	3,057,025
Financial income (expenses), net	(61,518)	(4,467)	5,224	4,268	(14,020)	(70,513)	(37,974)	(108,487)
Net income	131,386	97,659	26,651	49,730	96,429	401,855	(133,780)	268,075
Capital expenditures	40,062	5,372	32,423	71,581	76,429	225,867	78,686	304,553
Depreciation and amortization	22,648	34,076	14,460	8,625	40,376	120,185	27,960	148,145
Identifiable assets	2,012,743	1,914,036	833,687	904,747	2,623,810	8,289,023	683,578	8,972,601

	Three-month period ended September 30, 2005
	Long Brazil	Açominas Ouro Branco	Specialty Steel	South America (except Brazil)	North America	Total	Adjustments and reconciliations	Total as per financial statements

Net sales	661,157	284,722	141,476	113,289	1,090,851	2,291,495	(98,180)	2,193,315
Financial income (expenses), net	110,182	(11,767)	2,101	(1,005)	(13,879)	85,632	2,262	87,894
Net income	259,454	41,099	(771)	12,054	53,387	365,223	(41,950)	323,273
Capital expenditures	65,497	47,025	(4,907)	4,018	118,285	229,918	(51,597)	178,321
Depreciation and amortization	25,677	31,747	3,660	3,579	30,883	95,546	(34,133)	61,413
Identifiable assets	1,814,109	1,598,169	241,407	529,052	2,270,235	6,452,972	(321,539)	6,131,433

	Year-end December 31, 2005
	Long Brazil	Açominas Ouro Branco	Specialty Steel	South America (except Brazil)	North America	Total	Adjustments and reconciliations	Total as per financial statements

Depreciation and amortization	105,346	116,375	12,456	18,404	105,691	358,272	(56,510)	301,762
Identifiable assets	1,690,399	1,595,770	230,041	576,361	2,218,335	6,310,906	(350,957)	5,959,949

The segment information above has been prepared under Brazilian GAAP and consistent with the criteria used to present segment information at the year end financial statements. The Company’s’ reportable segments under SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products (which as from its acquisition in January 2006 include the operations of Corporación Sidenor), Açominas (corresponding to the operations of the former Açominas carried out through the mill located in Ouro Branco, Minas Gerais), South America (which excludes the operations in Brazil) and

North America.Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Long Brazil.

Geographic information about the Company presented following the same basis as the financial statement is as follows with revenues classified by the geographic region from where the product has been shipped:

	Nine-month period ended September 30, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total
Net sales	3,969,258	768,316	3,425,055	687,583	8,850,212
Long lived assets	3,657,812	444,020	1,447,402	410,715	5,959,949

	Nine-month period ended September 30, 2005
		South America	North
	Brazil	(except Brazil)	America	Total
Net sales	3,390,616	248,370	2,962,898	6,601,884
Long lived assets	2,354,881	283,954	1,234,069	3,872,904

	Three-month period ended September 30, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total

Net sales	1,379,762	321,370	1,159,124	196,769	3,057,025
Long lived assets	3,657,812	444,020	1,447,402	410,715	5,959,949

	Three-month period ended September 30, 2005
		South America	North
	Brazil	(except Brazil)	America	Total
Net sales	1,104,487	89,543	999,285	2,193,315
Long lived assets	2,354,881	283,954	1,234,069	3,872,904

	Year ended December 31, 2005
		South America	North
	Brazil	(except Brazil)	America	Total
Long lived assets	2,325,507	245,073	1,283,856	3,854,436

Long lived assets include property, plant and equipment, equity investments, investments at cost and goodwill.

11           Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2006	2005	2006	2005
Income before taxes and minority interest	468,022	493,968	1,786,083	1,481,746
Brazilian composite statutory income tax rate	34%	34%	34%	34%
Income tax at Brazilian income tax rate	159,127	167,949	607,268	503,794
Permanent differences:
Foreign income having different statutory rates	2,358	(2,136)	(24,362)	(7,030)
Non-taxable income net of non-deductible expenses	(3,966)	27,961	(19,308)	(7,611)
Benefit of deductible interest on equity paid to shareholders	(92)	(1,279)	(34,850)	(1,279)
Tax deductible goodwill recorded on statutory books	(32,222)	(55,740)	(96,141)	(55,740)
Other, net	(18,329)	(16,932)	(34,855)	(20,781)
Income tax expense	106,876	119,823	397,752	411,353

12           Pension Plans

Gerdau and other related companies in the Conglomerate co-sponsor contributory pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries (“Gerdau Plan”) and one plan for the employees of Gerdau Açominas and its subsidiaries (“Gerdau Açominas Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions.  Additionally, the Company’s Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan.

The following tables summarize the pension benefits cost and postretirement medical benefit cost included in the Company’s consolidated statements of financial position:

Brazil plans

	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2006	2005	2006	2005
Components of net periodic benefit cost
Service cost	3,331	2,633	9,975	7,263
Interest cost	9,943	8,108	29,774	22,362
Expected return on plan assets	(17,853)	(13,016)	(53,462)	(35,900)
Amortization of unrecognized transition benefit	(169)	(158)	(507)	(436)
Amortization of prior service cost	242	225	724	621
Amortization of unrecognized gain and losses, net	(1,231)	(1,023)	(3,687)	(2,823)
Employees contributions	(710)	(560)	(2,127)	(1,544)
Net periodic benefit	(6,447)	(3,791)	(19,310)	(10,457)

North America plans

Pension Plan

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2006	2005	2006	2005
Components of net periodic benefit cost
Service cost	4,532	2,745	13,064	8,235
Interest cost	6,795	5,569	19,184	16,707
Expected return on plan assets	(6,810)	(5,244)	(19,108)	(15,732)
Amortization of transition obligation	47	44	141	132
Amortization of prior service cost	324	73	972	219
Amortization of unrecognized gain and losses, net	837	554	2,511	1,662
Net periodic cost	5,725	3,741	16,764	11,223

Other benefits

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2006	2005	2006	2005
Components of net periodic benefit cost
Service cost	528	283	1,273	849
Interest cost	1,378	538	2,832	1,614
Amortization of prior service cost	(82)	(53)	(246)	(159)
Recognized actuarial loss	25	8	75	24
Net periodic cost	1,849	776	3,934	2,328

13                                 Guarantee of indebtedness

(a)                                  Gerdau has provided a surety to Dona Francisca Energética S.A., in financing contracts which amount to R$86,599 thousand (equivalent of $39,830 at period-end exchange rate). Under the surety, Gerdau guarantees 51.82% ($20,640) of such debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 (“FIN 45”). The guarantee may be executed by lenders in the event of default by Dona Francisca Energética S.A.

(b)                                 Gerdau is the guarantor on Euro Commercial Papers of its subsidiary GTL Trade Finance Inc., in the amount of $200,000, on loans of its subsidiary GTL Spain in the amount of $15,965 and on Export Receivables Notes of its subsidiary Gerdau Açominas S.A. amounting to approximately $210,655. Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços guarantee the US$ 600,000 Perpetual Senior Securities issued by Gerdau S.A. Gerdau also guarantees loans of its subsidiaries Gerdau Açominas, Gerdau Aços Longos and Gerdau Aços Especiais in the amount of $520,358, $32,627 and $4,781, respectively.

                                                As the guarantees above are between a parent company (the Company) and its subsidiaries they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries or by Gerdau in satisfying their financial obligations.

(c)                                  Gerdau Açominas and Gerdau Comercial de Aços provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At September 30, 2006 customer guarantees provided by the company totaled $13,772. Since Banco Gerdau S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços are under the common control of MG, this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 (“FIN 45”).

14           Other operating income (expenses), net

The amounts recorded under “Other operating income (expenses), net” include mainly: (a) the effects of recording at fair value the forward commitment to acquire a minority interest of Diaco (see Note 9) which amounted to  of $42,042 and $27,437 (for the nine months ended September 30, 2006 and for three months ended in the same date, respectively), and (b) gains for tax credits recovered as result of final judicial decisions with respect to PIS and Cofins taxes which amounted to $37,304 (for the nine months ended September 30, 2006 and nihil for the three months ended the same date).

15           Subsequent events

(a) On November 7, 2006, the Board of the Company approved the payment of R$0.35 per common and preferred share of interest on equity to shareholders to be paid as an anticipation of minimum statutory dividend. Those dividends will be computed based on shareholdings positions as of November 11, 2006, and the payment is scheduled for November 30, 2006.

(b) On November 1, 2006, the subsidiary Gerdau Ameristeel Corporation announced that acquired a majority participation in a recent joint venture formed with Pacific Coast Steel, Inc. and Bay Area Reinforcing.

This joint venture, to be called “Pacific Coast Steel” is one of the biggest suppliers of steel cut and folded of the United States, specialized in cut and fold services and steel products assembly in diverse construction projects in California and Nevada.

(c) On November 3, 2006, the Company announced the conclusion, on November 1, 2006, of a Senior Liquidity Facility. The facility has the objective of enhancing its ability to manage its liabilities through an additional tool that allows a better management of the exposure to sovereign-related risks. The facility contributes to the reduce the exposure of the Company in event of a reduction of liquidity in the financial and capital markets. The facility is part of a liability management strategy that it being implemented by the Company.

The Senior Liquidity Facility amounts to $400 million and the borrower will be GTL Trade Finance Inc., with the guarantee of Gerdau S.A., and of its subsidiaries Gerdau Açominas, Gerdau Aços Longos , Gerdau Aços Especiais and Gerdau Comercial de Aços. The program has an availability period of 3 years, with 2 years for payment as from the date of each disbursement. The costs involve a facility fee amounting to 0.27% per year and interests, in the case disbursements are actually made, of Libor +0.30% to 0.40% per year.

(d) On November 16, 2006, the Compay reported, it won a bid for 324,327,847 shares issued by Empresa Siderúrgica Del Peru S.A.A. - Siderperu, which represents 32.84% of the total capital stock.

The price per share was 0.40 nuevos soles totalizing 129.7 millions of nuevos soles ($40.5 millions). This acquisition increased the interest already owned by Gerdau, totaling 83.27% of the total capital stock of Siderperu after computing the new shares acquired.

(e) On December 28, 2006, Gerdau announced that its spanish subsidiary Corporación Sidenor and CIE Automotive, S.A. (CIE) completed the acquisition of all outstanding shares issued by CIE´s subsidiary GSB Acero, S.A., and have signed acquisition agreement after meeting all contracted conditions and after obtaining an authorization issued by the Spanish Free Trade Authorities.

The purchase price for all GSB Acero, S.A. shares, which will be adjusted based on the financial results to be disclosed on December 31, 2006, is of approximately $141,415 in addition to a net debt of about $13,950, totaling $155,365.

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